Mail Stop 3561

      	February 1, 2006


Via U.S. Mail

William O`Neill
Option One Mortgage Acceptance Corporation
3 Ada
Irvine, CA  92618

Re: 	Option One Mortgage Acceptance Corporation
	Registration Statement on Form S-3
	Filed January 5, 2006
	File No. 333-130870

Dear Mr. O`Neill:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review only covers the issues addressed in our comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Prospectus Supplement
General
4. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

NIMS Insurer, page S-6
5. Your disclosure regarding the NIMS Insurer seems to indicate that you plan to use the overcollateralization amount as security for a financial guaranty with respect to a different trust. Please revise the description of overcollateralization in the summary and in the body of the document to clarify, or advise. Additionally, please expand the disclosure in the body of the document to provide a separate section discussing the NIMS Insurer, the rights it holds and the effect it may have on the flow of funds. This disclosure should be in addition to the related risk factor you have included.

Pre-Funding Accounts, page S-10
6. While we note the disclosure on page 42 of the base prospectus indicating that transfers of additional loans will "generally" be made within 3 months after the closing date, please confirm that the duration of any pre-funding period will not extend beyond one year from the date of issuance. Also, please revise your disclosure to reflect that you will not use more than 50% of the proceeds of the offering to fund the account. Please refer to Item 1101(c)(3)(ii) of
Regulation AB.

Credit Enhancement, page S-11
7. Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure here and on page S-68 and S-77.
We note the credit enhancement you contemplate using on page 46 and derivatives on page 52 of the base prospectus.
8. Please add bracketed language to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Interest Rate Swap Agreement, page S-12
9. We note that you may enter into interest rate or currency swaps.
Please add bracketed language, in an appropriate section, to clarify that you will provide all of the information required by Item 1115 of
Regulation AB.

Legal action pending against the [depositor/trustee], page S-26
10. Please note that Item 1117 of Regulation AB requires disclosure of any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. Please revise this section to include disclosure regarding all parties. We also note your disclosure on page 25 concerning litigation related to Option One Mortgage Corporation. Please revise to provide a description of such litigation in this section or advise.

Underwriting Standards, page S-49
11. We note that the first sentence of this section indicates that none of the depositor or underwriters makes any representation as to the accuracy and completeness of the information provided in this section by Option One Mortgage Corporation. Please note that a disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate.
Please revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

Base Prospectus
Cover page
12. Please revise the second sentence on the cover page to ensure that it accurately reflects the language under Item 1102(d) of Regulation
AB. In this regard, please clarify that the securities represent the obligations of the issuing entity.

The Mortgage Pools, page 15
13. We note your disclosure in the sixth paragraph indicating that delinquent and non-performing loans may be included in the asset pool.
Please confirm that non-performing assets will not be part of the asset pool as of the measurement date and revise accordingly. Refer to Item 1101(c)(2)(iii) as well as the definition of non-performing in
Item 1101(g) of Regulation AB. Additionally, tell us how you will comply with the Form S-3 eligibility requirements set forth in General
Instruction I.B.5.

Special Servicers, page 27
14. We note that the rights and obligations of any Special Servicer will be specified in the related prospectus supplement. Please add bracketed language to the prospectus supplement to indicate disclosure will be provided to the extent material if the servicers meet the thresholds in accordance with Item 1108(a)(3) of Regulation AB.

Description of the Certificates, page 32
General
15. We note that the last sentence of the second full paragraph on page 32 contemplates that trust assets may also include "certificates of interest or participations in Mortgage Loans."  Please revise to
remove this reference or, if you intend to include such
participations
in asset pools, comprehensively revise throughout the filing to provide more information regarding these interests, including a description of how they would comply with the requirements of Rule 190 of the Securities Act.  You may refer to SEC Release 33-8518,
Section
III.6.

Distributions of Interest and Principal on the Certificates, page
41
16. While we note that a related prospectus supplement will specify the interest rate or the method for determining the interest rate for each class of securities, please revise the disclosure in your base prospectus to provide a list of all possible indices that may be used to determine such interest rates.

Derivatives, page 52
17. We note you contemplate swaps other than interest or currency swaps. Please tell us how these additional derivative arrangements would meet the definition of an asset backed security. Refer to
Section III.A.2.a. of the Regulation AB Adopting Release (Release
No.
33-8518; 34-50905) and Item 1115 of Regulation AB.

Purchase Obligations, page 56
18. We note from your disclosure in this section that in addition to purchase obligations related to mortgage loans, there may also be purchase obligations related to the actual certificates. Please tell us whether the purchase obligations with respect to the certificates involve any investor discretion.
19. Since the disclosure on page 19 indicates that mortgage loans subject to purchase obligations may be remarketed, please tell us whether the same is true for the certificates and, if so, whether the sponsor, depositor or any of their affiliates would be engaged in the remarketing activities.

Part II. Item 17
20. Please update this section to provide the new undertakings required by revised Item 512(a) of Regulation S-K.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3454 with any other questions.

      	Regards,


      	Sara D. Kalin
      	Branch Chief-Legal

cc:	Richard M. Horowitz, Esq.
	Thacher Proffitt & Wood LLP
	Fax:  (212) 912-7751
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Mr. William O'Neill
Option One Mortgage Acceptance Corporation
February 1, 2006
Page 1